United States
Securities and Exchange Commission
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended September 30, 2006
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR
MANUFACTURING LTD
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816) and Form S-8 (Registration No. 333-116844).
CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
Unless the context otherwise requires, references herein to “we”, “us”, “our”, the “Company” or “Chartered” are to Chartered Semiconductor Manufacturing Ltd, a company organized under the laws of the Republic of Singapore, and its consolidated subsidiaries.
In this Quarterly Report on Form 6-K (“Quarterly Report”), all references to “$”, “US$”, “dollars” and “U.S. dollars” are to the legal currency of the United States, and all references to “S$” and “Singapore dollars” are to the legal currency of Singapore. References to a particular “fiscal” year are to our fiscal year ended December 31 of that year.
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our plans and timing to equip Fab 7 and the estimated investment required, our target for the cash and cash equivalents balance as of December 31, 2006, our sources of liquidity, cash flow, funding needs and financing, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes in the demands from our major customers, excess inventory, life cycle, market outlook and trends or specific products; competition from other foundries; unforeseen delays, interruptions, performance level and technology mix in our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix, unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM, Infineon and Samsung); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively; demand and supply outlook in the semiconductor market and the economic conditions in the United States as well as globally. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2005 annual report on Form 20-F filed with the U.S. SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements
CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	U.S. GAAP
	As of
	December 31,	September 30,
	2005	2006
		(unaudited)
ASSETS
Cash and cash equivalents	$819,856	$796,905
Marketable investments	22,467	2,314
Receivables, less allowances of $14,892 in 2005 and $9,259 in 2006	184,897	187,329
Inventories	134,240	166,697
Restricted cash	2,832	42,494
Other current assets	119,284	22,160

Total current assets	1,283,576	1,217,899

Investment in SMP	50,384	49,425
Technology licenses, net	106,612	91,414
Property, plant and equipment, net	2,049,695	2,117,731
Other non-current assets	27,027	41,278

Total assets	$3,517,294	$3,517,747

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
Payables	$166,681	$216,843
Current installments of long-term debt and capital lease obligations	322,453	77,352
Other current liabilities	244,119	198,316

Total current liabilities	733,253	492,511

Long-term debt and capital lease obligations, excluding current installments	1,169,034	1,329,843
Other non-current liabilities	17,970	20,738

Total liabilities	1,920,257	1,843,092

Convertible redeemable preference shares	250,663	243,816

Share capital	2,682,050	2,702,210
Accumulated deficit	(1,278,252)	(1,216,228)
Accumulated other comprehensive loss	(57,424)	(55,143)

Total shareholders’ equity	$1,346,374	$1,430,839

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,517,294	$3,517,747

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	U.S. GAAP
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2006	2005	2006
Net revenue	$290,133	$355,331	$665,521	$1,075,391
Cost of revenue	253,129	261,003	637,787	800,810

Gross profit	37,004	94,328	27,734	274,581

Operating expenses:
Research and development	31,709	42,022	86,700	114,339
Sales and marketing	11,388	14,060	32,007	39,988
General and administrative	9,366	11,361	29,340	31,075
Fab start-up costs	—	—	22,697	—
Other operating expenses (income), net	(173)	16	3,677	(3,751)

Total operating expenses	52,290	67,459	174,421	181,651

Operating income (loss)	(15,286)	26,869	(146,687)	92,930
Equity in income (loss) of SMP	4,229	9,547	(4,027)	27,664
Other income (loss), net	(4,387)	10,203	1,264	(147)
Interest income	8,530	11,558	19,511	34,169
Interest expense and amortization of debt discount	(22,592)	(22,328)	(44,600)	(69,475)

Income (loss) before income taxes	(29,506)	35,849	(174,539)	85,141
Income tax expense	5,007	11,419	11,593	23,117

Net income (loss)	$(34,513)	$24,430	$(186,132)	$62,024
Less: Accretion to redemption value of convertible redeemable preference shares	795	2,336	795	7,118

Net income (loss) available to ordinary shareholders	$(35,308)	$22,094	$(186,927)	$54,906

Net earnings (loss) per ordinary share and ADS

Basic net earnings (loss) per ordinary share	$(0.01)	$0.01	$(0.07)	$0.02

Diluted net earnings (loss) per ordinary share	$(0.01)	$0.01	$(0.07)	$0.02

Basic net earnings (loss) per ADS	$(0.14)	$0.09	$(0.74)	$0.22

Diluted net earnings (loss) per ADS	$(0.14)	$0.08	$(0.74)	$0.19

Number of ordinary shares (in millions) used in computing:
Basic net earnings (loss) per ordinary share	2,511.9	2,535.1	2,510.9	2,525.5
Effect of dilutive options	—	325.3	—	334.6

Diluted net earnings (loss) per ordinary share	2,511.9	2,860.4	2,510.9	2,860.1

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	251.2	253.5	251.1	252.5
Effect of dilutive options	—	32.5	—	33.5

Diluted net earnings (loss) per ADS	251.2	286.0	251.1	286.0

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
(In thousands)

	U.S. GAAP
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2006	2005	2006
Net income (loss)	$(34,513)	$24,430	$(186,132)	$62,024
Net unrealized gains (losses) on change in cash flow hedging activity fair values	3,050	(2,626)	1,080	(1,045)
Share of cash flow hedging activity gains of SMP	4	1	13	8
Reclassification of cash flow hedging activity (gains) losses into earnings	(1,165)	(208)	(45)	949
Unrealized gains (losses) on available-for-sale securities	(520)	(179)	(1,026)	19
Reclassification of realized (gains) losses on available-for-sale securities into earnings	—	(348)	—	2,350

Other comprehensive income (loss)	1,369	(3,360)	22	2,281

Comprehensive income (loss)	$(33,144)	$21,070	$(186,110)	$64,305

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	U.S. GAAP
	For The Nine Months Ended
	September 30,	September 30,
	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(186,132)	$62,024
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (income) loss of SMP	4,027	(27,664)
Cash dividends received from SMP	6,300	28,631
Depreciation and amortization	375,236	383,965
Foreign exchange loss, net	507	2,408
Gain on disposal of property, plant and equipment	(264)	(4,008)
Loss on derivatives	6,548	1,285
Impairment loss on investments	—	2,698
Share-based compensation	1	5,283
Others, net	(5,181)	(4,422)
Changes in assets and liabilities:
Receivables	(38,464)	(7,612)
Inventories	(69,875)	(32,457)
Other current assets	(569)	(8,769)
Payables and other liabilities	126,402	20,163

Net cash provided by operating activities	$218,536	$421,525

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(525,010)	(374,944)
Payments for technology licenses	(6,015)	(7,422)
Refundable deposits placed with a vendor	—	(15,000)
Refund of deposits placed with a vendor	—	111,656
Proceeds from sale of property, plant, equipment	319	8,852
Proceeds from redemption, maturity and disposal of marketable investments	45,000	20,998
Return of capital from SMP	—	4,133
Increase in restricted cash	(2,832)	(39,662)
Others	631	(540)

Net cash used in investing activities	$(487,907)	$(291,929)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	1,130,068	492,915
Repayments	(910,172)	(635,010)
Capital lease payments	—	(3,003)
Receipts of customer deposits	80,920	45,183
Refund of customer deposits	(3,267)	(61,321)
Issuance of ordinary shares	1,946	2,182
Issuance of convertible redeemable preference shares	248,069	—
Others	—	5,752

Net cash provided by (used in) financing activities	$547,564	$(153,302)

Net increase (decrease) in cash and cash equivalents	278,193	(23,706)
Effect of exchange rate changes on cash and cash equivalents	(502)	755
Cash and cash equivalents at the beginning of the period	539,399	819,856

Cash and cash equivalents at the end of the period	$817,090	$796,905

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)

1.	Basis of Presentation

The interim unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005.

The interim unaudited condensed consolidated financial statements reflect the accounts of Chartered Semiconductor Manufacturing Ltd and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the Company’s consolidated statements of operations, unless the minority interest has a binding obligation, and is able, to make good the losses. When the subsidiary subsequently reports profits, the profits applicable to the minority interest are taken to the consolidated statements of operations until the minority interest’s share of losses previously taken to the consolidated statements of operations is fully recovered.

Due to cumulative losses, the obligation of the minority shareholders of our consolidated subsidiary, Chartered Silicon Partners Pte Ltd (“CSP”), was reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority interest in the consolidated statements of operations. The effect of this on the results of operations was:

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2006	2005	2006
	(In thousands)
Losses not allocated to the minority shareholders of CSP according to their proportionate ownership	$16,852	$2,193	$56,881	$9,014

The cumulative losses not allocated to the minority shareholders of CSP according to their proportionate ownership as of December 31, 2005 and September 30, 2006 are $194,992 and $204,005, respectively.

2.	Reclassifications and Prior Period Adjustment

Certain reclassifications have been made in prior periods’ financial statements to conform to classifications used in the current periods. In the unaudited condensed consolidated statement of cash flows for the nine months ended September 30, 2005, prepayments of $40,000 received from a customer for future purchases which were previously included as financing cashflows have now been included as operating cash flows to conform to the requirements of Financial Accounting Standards Board (“FASB”) Statement (“FAS”) No. 95, “Statement of Cash Flows”.

3.	Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Estimates are based on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances. Significant items subject to judgment and such estimates include estimated useful lives and salvage values of long-lived assets, the recoverability of the carrying value of long-lived assets, the realization of deferred income tax assets, accounts receivable and inventories, the recognition and measurement of revenue and sales credits allowances, and the fair value of share-based employee compensation awards and financial instruments. Actual results could differ from these estimates.

3.	Use of Estimates (continued)

Effective from the third quarter of 2006, the Company changed the estimated recoverable salvage values in relation to certain eight-inch process equipment and machinery to reflect higher expected recoverable salvage values than the Company had historically estimated. The change in the estimated recoverable salvage values is a change in accounting estimate applied prospectively from July 1, 2006 in accordance with FAS No. 154, “Accounting Changes and Error Corrections”. This change will result in lower depreciation over the remaining lives of the affected eight-inch process equipment and machinery. The impact of this change was an improvement to the Company’s income from continuing operations and net income by $4,300 for the three and nine months ended September 30, 2006, resulting in an improvement of basic and diluted net earnings per ADS by $0.02 for the three and nine months ended September 30, 2006. Basic and diluted net earnings per ordinary share for the three and nine months ended September 30, 2006 were $0.01 and $0.02, respectively, both before and after the impact of this change.

4.	Net Earnings (Loss) per Ordinary Share

Basic net earnings (loss) per ordinary share is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares over the weighted average number of ordinary shares outstanding. Diluted net earnings (loss) per ordinary share is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares over the weighted average number of ordinary shares outstanding plus dilutive potential ordinary shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method and other potentially dilutive securities outstanding, such as convertible redeemable preference shares.

The Company excluded certain potentially dilutive securities for each period presented from its diluted net earnings (loss) per ordinary share computation because either the exercise price or conversion price of the securities exceeded the average fair value of the Company’s ordinary shares or the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2006	2005	2006
	(Number of shares in thousands)
Convertible debt	36,300	—	36,300	—
Stock options	317,361	282,315	317,361	282,315
Convertible redeemable preference shares	344,067	—	344,067	—

5.	Share-Based Payments

The weighted-average grant-date fair value of stock options granted, the total intrinsic value of stock options exercised and the total fair value of stock options vested during the three and nine months ended September 30, 2005 and 2006 were as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2006	2005	2006
Weighted-average grant-date fair value of stock options granted	$0.47	$0.67	$0.47	$0.66
Total intrinsic value of stock options exercised (in thousands)	$59	$19	$114	$205
Total fair value of stock options vested (in thousands)	$5,627	$6,424	$19,074	$12,847
As of September 30, 2006, there was $9,684 of total unrecognized compensation costs related to stock options scheduled to be recognized    over a weighted average period of 3.0 years.
The cash proceeds received resulting from option exercises during the three and nine months ended September 30, 2006 were $123 and    $1,281, respectively.
Stock option activity for all outstanding options and the corresponding price information for the nine months ended September 30, 2006    were as follows:

		Weighted
		Average
	Number of options	Exercise Price
	(In thousands)
Outstanding at December 31, 2005	113,480	$2.04
Granted	16,873	$0.77
Expired	(1,908)	$2.34
Exercised	(2,160)	$0.55
Forfeited	(4,469)	$2.05

Outstanding at September 30, 2006	121,816	$1.89

Exercisable at September 30, 2006	77,423	$2.52

Changes in the number of unvested stock options during the nine months ended September 30, 2006, together with the corresponding weighted-average fair values and the status of unvested options at September 30, 2006, were as follows:

		Weighted-
		average grant
	Number of options	date fair value
	(In thousands)
Unvested at December 31, 2005	48,214	$0.61
Granted	16,873	$0.66
Vested	(18,411)	$0.70
Forfeited	(2,283)	$0.54

Unvested at September 30, 2006	44,393	$0.59

Information regarding outstanding and exercisable stock options as of September 30, 2006, was as follows:

	Options outstanding				Options exercisable
	Number	Weighted	Weighted		Number of	Weighted average	Weighted
Range of exercise	of options	average remaining	average	Intrinsic value	options (In	remaining	average	Intrinsic value
prices	(In thousands)	contractual life	exercise price	(In thousands)	thousands)	contractual life	exercise price	(In thousands)
$0.39 to $1.00	69,936	7.7 years	$0.73	$718	28,811	6.6 years	$0.70	$718
$1.06 to $1.95	20,771	4.9 years	$1.41	$69	17,520	4.8 years	$1.42	$57
$2.14 to $2.44	14,032	4.7 years	$2.32	$13	14,015	4.7 years	$2.32	$13
$5.81	9,896	4.0 years	$5.81	—	9,896	4.0 years	$5.81	—
$8.31	7,181	3.5 years	$8.31	—	7,181	3.5 years	$8.31	—

	121,816				77,423

The options vest over one to five years and expire on dates ranging from October 2006 to September 2016.
In December 2004, the FASB issued FAS 123(R), “Share-Based Payments.” FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) replaced FAS 123, “Accounting for Stock-Based Compensation,” and superseded APB Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” In March 2005, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107, on the interaction between FAS 123(R) and certain SEC rules and regulations, and on SEC Staff’s views regarding the valuation of share-based payment arrangements for public companies. In April 2005, the SEC approved a new rule that permitted companies to defer the effective date of FAS 123(R).

Under FAS 123(R), share-based compensation cost is measured based on the estimated fair value of the award at the grant date and is recognized as expense over the employee’s requisite service period. The Company adopted the provisions of FAS 123(R) on January 1, 2006, the first day of the Company’s fiscal year 2006, using the modified prospective application which provides for certain changes to the method for valuing share-based compensation. Under the modified prospective application, prior periods are not revised for comparative purposes. The provisions of FAS 123(R) apply to new awards, unvested awards that are outstanding on the effective date, and to subsequent modification or cancellation of awards.

Income from continuing operations, income before income taxes and net income for the three and nine months ended September 30, 2006 was reduced by $1,509 and $5,283, respectively, as a result of the adoption of FAS 123(R). Total share-based compensation expense recognized for the three and nine months ended September 30, 2006 was:

	Three months ended	Nine months ended
	September 30, 2006	September 30, 2006
	(In thousands,	(In thousands,
	except	except
	per share data)	per share data)
Cost of revenue	$497	$1,738
Research and development	144	507
Sales and marketing	209	734
General and administrative	659	2,304

Total share-based compensation expense	$1,509	$5,283

Net share-based compensation expense, per ordinary share
Basic	$0.00	$0.00

Diluted	$0.00	$0.00

As share-based compensation cost is not tax deductible in Singapore, the recognition of the share-based compensation expense did not result in income tax benefits.

Upon adoption of FAS 123(R) the Company continued to use the Black-Scholes option-pricing model for valuation for share-based awards granted beginning January 1, 2006, which was also previously used for the Company’s pro forma information disclosures required under FAS 123. The fair values of the option grants awarded during the three and nine months ended September 30, 2006 are estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions.

	Three months ended September	Nine months ended
	2006	2006
Risk free interest rate	4.70% to 5.22%	4.62% to 5.22%
Expected volatility	40.45% to 56.49%	40.45% to 57.86%
Expected term	3.00 to 6.25 years	3.00 to 6.25 years
Dividend yield	0.00%	0.00%
Post-vesting forfeiture rate	Negligible	Negligible
Expected volatilities are based on historical volatility rates of the Company’s ordinary shares. The expected term of the option grants represented the period of time options were expected to be outstanding and was based on the contractual term of the grant, vesting schedules, and past exercise and post-vesting forfeiture behavior. The risk-free rate for periods within the contractual life of the option was based upon observed interest rates appropriate for the term of the Company’s employee stock options.

Share-based compensation expense recognized in the condensed consolidated statements of operations for the three and nine months ended September 30, 2006 was based on awards ultimately expected to vest after adjusting for estimated future pre-vesting forfeitures. FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent reporting periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be between approximately 1% to 25% for the three and nine months ended September 30, 2006 based on historical pre-vesting forfeitures. In the Company’s pro forma information disclosures required under FAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

Pro Forma Information under FAS 123 for Periods Prior to 2006

Prior to adopting the provisions of FAS 123(R), the Company measured share-based employee compensation cost in accordance with the intrinsic method of APB 25 and related interpretations. Employee compensation cost was measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option. Had the Company determined employee compensation cost based on the fair value at the grant date for its share options under SFAS No. 123, as amended by FAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, the Company’s net loss for the three and nine months ended September 30, 2005 would have changed to the pro forma amounts indicated below:

	Three months ended	Nine months ended
	September 30, 2005	September 30, 2005
	(In thousands, except	(In thousands, except
	per share data)	per share data)
Share-based compensation expense
As reported (intrinsic method)	$—	$(1)
Pro forma (fair value method)	$(1,565)	$(4,913)

Net income (loss)
As reported (intrinsic method)	$(35,308)	$(186,927)
Pro forma (fair value method)	$(36,873)	$(191,839)

Basic and diluted net income (loss) per ordinary share
As reported (intrinsic method)	$(0.01)	$(0.07)
Pro forma (fair value method)	$(0.01)	$(0.08)

Basic and diluted net income (loss) per ADS
As reported (intrinsic method)	$(0.14)	$(0.74)
Pro forma (fair value method)	$(0.15)	$(0.76)
The Chartered ESPP Plan is non-compensatory as the purchase price is 95% of the fair market value of the ordinary shares applied to the Company’s average ordinary share price on the last trading day of the offer period. Therefore, the Company does not recognize compensation expense related to shares sold under the Chartered ESPP Plan.
6.	Restricted cash
Cash amounts of $2,832 and $42,494 as of December 31, 2005 and September 30, 2006, respectively, were reserved in a bank account and restricted for purposes of semi-annual principal and interest repayments of an existing loan. In the Company’s Form 20-F for the year ended December 31, 2005, the restricted cash of $2,832 as of December 31, 2005 was classified as other current assets in the consolidated balance sheet.
7.	Inventories
Inventories consist of the following:

	As of
	December 31,	September 30,
	2005	2006
	(In thousands)
Raw materials	$6,895	$16,533
Work in progress	121,871	144,587
Consumable supplies and spares	5,474	5,577

	$134,240	$166,697

8.	Income Taxes
The reconciliation between the income tax rate computed by applying the Singapore statutory tax rate and the effective tax rate is as follows:

	Nine months ended
	September 30,
	2005	2006
Singapore statutory tax rate	20%	20%
Permanent non-deductible expenses	(3)	28
Effect of non-pioneer losses	(4)	—
Effect of pioneer status	(18)	(4)
Effect of post-pioneer status	—	(8)
Non-taxable equity method investments	(1)	(9)
All other items, net	(1)	—

Effective tax rate	(7)%	27%

9.	Long-term Debt and Obligations under Capital Leases
Long-term debt consists of:

	As of
	December 31,	September 30,
	2005	2006
	(In thousands)
Loans at floating rates:
CSP Syndicated Loan	$214,533	$—
SMBC/OCBC Term Loan	300,000	—
Exim Loan	122,124	324,277
Bank of America Term Loan	50,000	50,000
2.5% senior convertible notes due 2006	97,155	—
5.75% senior notes due 2010	371,161	371,713
6.00% amortizing bonds due 2010	46,703	38,433
6.25% senior notes due 2013	—	297,320
6.375% senior notes due 2015	246,540	246,737
Other	(324)	3,067

	1,447,892	1,331,547
Less current installments of long-term debt	(319,634)	(73,629)

Long-term debt, excluding current installments	$1,128,258	$1,257,918

Obligations under capital leases:

	As of
	December 31,	September 30,
	2005	2006
	(In thousands)
Minimum future lease payments	$63,931	$122,932
Amount representing interest at rates of 6.2% to 7.8%	(20,336)	(47,284)

Present value of minimum future lease payments	43,595	75,648
Less: Current installments	(2,819)	(3,723)

Obligations under capital leases, excluding current installments	$40,776	$71,925

Current installments of:
Long-term debt	$319,634	$73,629
Capital lease obligations	2,819	3,723

	$322,453	$77,352

Non-current portion, excluding current installments:
Long-term debt	$1,128,258	$1,257,918
Capital lease obligations	40,776	71,925

	$1,169,034	$1,329,843

	Weighted Average Interest Rates
	As of
	December 31,	September 30,
	2005	2006
Debt obligations at floating rates	5.1050%	5.8019%
Debt obligations at fixed rates	5.9052%	6.0778%
Capital lease obligations	6.4976%	7.0743%
The CSP Syndicated Loan matured and was fully repaid in September 2006.

The Sumitomo Mitsui Banking Corporation/Oversea-Chinese Banking Corporation (“SMBC/OCBC”) Term Loan was fully repaid in April 2006 using the proceeds from the issuance of the 6.25% senior notes due 2013 (“Senior Notes due 2013”).

The Exim Loan is from J.P. Morgan, guaranteed by the Export-Import Bank of the United States, for a maximum of $653,131. The loan is divided into two tranches, of which one tranche of $324,277 had been fully drawn down as of September 30, 2006. The availability period for the other tranche is until December 15, 2008. The EXIM Loan may only be used to finance the purchase of equipment from U.S. vendors for the Company’s Fab 7 and is drawn down in accordance with the equipment purchases per an agreed ramp schedule. The loan bears interest at LIBOR plus 0.125%. Interest is payable semi-annually and each tranche is payable semi-annually over five years.

The 2.5% senior convertible notes (“Convertible Notes”) matured and were fully redeemed on April 2, 2006.

The initial principal amount assigned to the 6.00% amortizing bonds due 2010 (“Amortizing Bonds”) was $46,703. The Amortizing Bonds pay semi-annual cash payments of $5,475, as a combination of principal and interest, on February 17 and August 17 of each year, beginning on February 17, 2006, and amortize to zero at maturity on August 17, 2010. The Amortizing Bonds constitute senior, unsecured obligations of the Company.

In April 2006, the Company issued $300,000 of Senior Notes due 2013 at a price of 99.053% of the principal amount. Interest is payable at the rate of 6.25% per annum on April 4 and October 4 of each year, beginning on October 4, 2006. The Senior Notes due 2013 mature on April 4, 2013, and constitute senior, unsecured obligations of the Company.

As of September 30, 2006, other long-term debt represents the cumulative fair value change of the Senior Notes due 2013 due to changes in interest rates since the date the Company designated an interest rate swap as a fair value hedge of this debt.

The Company has total unutilized banking facilities of $591,763 and $591,092 consisting of term loans and bank credit lines as of December 31, 2005 and September 30, 2006, respectively.

The obligations under capital leases are contracts for supply of gases used by the Company’s fabrication facilities. The Company has assessed that such supply contracts contain a lease pursuant to the consensus reached in Emerging Issues Task Force 01-8, “Determining Whether An Arrangement Contains A Lease”, and are accounted for as capital leases.
10.	Share capital
Until January 30, 2006, ordinary shares of the Company had a par value of S$0.26. The Singapore Companies (Amendment) Act 2005, which came into effect on January 30, 2006, abolished the concept of “par value” and “authorized capital.” Accordingly, the amounts under “ordinary shares” and “additional paid-in capital” line items have been combined as “Share Capital.”

On March 29, 2006, the Company entered into a call option transaction (“2006 Option”) with Goldman Sachs International (“GSI”) to replace the call option transaction that the Company previously entered into with GSI in August 2004 (“2004 Option”), which expired on April 2, 2006. Under the 2006 Option, GSI may purchase up to 214.8 million of the Company’s ordinary shares at the price of S$2.15 per share. If the 2006 Option is exercised in full and physically settled the Company will receive approximately $285 million.

In the first year of the 2006 Option, the Company has the right to terminate the 2006 Option early in whole or in part upon the first time that the closing price of the ordinary shares equals or exceeds S$1.75 on each of any 20 business days in a consecutive 30 business day period. If the Company elects to do so and elects to settle the portion of the 2006 Option being terminated early by delivering shares, GSI will have the right but not the obligation to buy from the Company from time to time during the following 30 business days such number of the ordinary shares up to the amount terminated at S$1.60 per share. In respect of any portion not terminated early under those circumstances or if the Company does not terminate any part of the 2006 Option early, then the 2006 Option (or the relevant part) will continue under its terms.

From the second year of the 2006 Option, the Company has the right to terminate the 2006 Option early in whole or in part if the closing price of the ordinary shares is equal to or exceeds S$2.6875 on each of any 20 business days in any consecutive 30 business day period. If the Company elects to exercise this right of termination, GSI will be required to buy from the Company such number of the ordinary shares relating to the terminated portion of the 2006 Option at S$2.15 per share.

Under the terms of the 2006 Option, if the option is exercised the Company has the right either to issue new shares to GSI or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier it will expire on March 29, 2011.
11.	Contingencies
The Company may from time to time be a party to claims that arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. In certain instances the Company indemnifies customers against intellectual property infringement claims. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its consolidated financial position or operations.
12.	Recently Issued Accounting Standards
In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes.” This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact of the adoption of FIN 48.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements”. SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach (“dual approach”). The rollover approach quantifies misstatements based on the amount of the error in the current year financial statement whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended.

SAB 108 is effective for interim periods of the first fiscal year ending after November 15, 2006. The Company is currently evaluating the effect that adoption of SAB 108 will have on the Company’s consolidated results of operations and financial position. The Company expects to apply the provisions of SAB 108 using the transitional method in connection with the preparation of the annual financial statements for the year ending December 31, 2006 with an adjustment to opening retained earnings in an amount yet to be finalized.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements.” FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, which the FASB had previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements but emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This Statement is required to be adopted by the Company in the first quarter of its fiscal year 2008. The Company is currently assessing the impact of the adoption of FAS No. 157.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
RESULTS OF OPERATIONS
The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2006	2005	2006
Net revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	87.2	73.5	95.8	74.5

Gross profit	12.8	26.5	4.2	25.5

Operating expenses:
Research and development	10.9	11.8	13.0	10.6
Sales and marketing	3.9	4.0	4.8	3.7
General and administrative	3.2	3.2	4.4	2.9
Fab start-up costs	—	—	3.4	—
Other operating expenses (income), net	(0.0)	0.0	0.6	(0.3)

Total operating expenses	18.0	19.0	26.2	16.9

Operating income (loss)	(5.2)	7.5	(22.0)	8.6
Equity in income (loss) of SMP	1.4	2.7	(0.6)	2.6
Other income (loss), net	(1.5)	2.9	0.2	(0.0)
Interest income	2.9	3.3	2.9	3.2
Interest expense and amortization of debt discount	(7.8)	(6.3)	(6.7)	(6.5)

Income (loss) before income taxes	(10.2)	10.1	(26.2)	7.9
Income tax expense	1.7	3.2	1.8	2.1

Net income (loss)	(11.9)	6.9	(28.0)	5.8
Less: Accretion to redemption value of convertible redeemable preference shares	0.3	0.7	0.1	0.7

Net income (loss) available to ordinary shareholders	(12.2)%	6.2%	(28.1)%	5.1%

The following table sets forth a breakdown of revenue by market sector for the periods indicated:

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2006	2005	2006
Communications	36%	31%	38%	31%
Computer	24	36	28	26
Consumer	35	31	28	40
Other	5	2	6	3

Total	100%	100%	100%	100%

The following table sets forth a breakdown of revenue by geographical region for the periods indicated:

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2006	2005	2006
Americas	77%	79%	74%	76%
Asia-Pacific	11	11	14	12
Europe	9	9	9	10
Japan	3	1	3	2

Total	100%	100%	100%	100%

The following table sets forth a breakdown of revenue by technology (micron) for the periods indicated:

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2006	2005	2006
0.09 and below	26%	31%	12%	27%
Up to 0.13	18	26	24	28
Up to 0.18	6	8	11	8
Up to 0.25	11	9	12	9
Up to 0.35	23	16	24	17
Above 0.35	13	10	13	11
Other	3	—	4	—

Total	100%	100%	100%	100%

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2006
Net revenue
We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, under some arrangements with our customers, from providing associated subcontracted assembly and test services as well as pre-fabrication services such as masks generation and engineering services. Net revenue increased 22.5% from $290.1 million in the third quarter of 2005 to $355.3 million in the third quarter of 2006 as we capitalized on the growth of our advanced technologies (0.13um and smaller process geometry technologies) in the third quarter of 2006.
Our customers continued to make increased use of our advanced technologies, and revenue from our 0.13um and smaller process geometry technologies increased by 59% between the third quarter of 2005 and the third quarter of 2006. Revenue from these advanced technologies represented 44% of our total revenue in the third quarter of 2005 as compared to 57% of our total revenue in the third quarter of 2006, of which 26% of our total revenue in the third quarter of 2005 was attributable to revenue from our 90nm technologies as compared to 31% of our total revenue in the third quarter of 2006.
Shipments increased 13.7% from 270,703 wafers (eight-inch equivalent) in the third quarter of 2005 to 307,893 wafers (eight-inch equivalent) in the third quarter of 2006. Average selling price (“ASP”) increased by 9.7% from $1,035 per wafer (eight-inch equivalent) to $1,136 per wafer (eight-inch equivalent) over the same period, due primarily to a higher mix of advanced technologies which command higher selling prices.
In the third quarter of 2005, the communications sector, which represented 36% of our total revenue, was our highest revenue contributor, followed by the consumer sector and the computer sector which represented 35% and 24% of our total revenue, respectively. In the third quarter of 2006, the computer sector was our highest revenue contributor and represented 36% of our total revenue. Due primarily to significantly higher demand for workstations and personal computer motherboard devices, computer sector revenue increased by 84% between the third quarter of 2005 and the third quarter of 2006. Concurrently, consumer sector revenue and communications sector revenue also increased, but to a lesser extent by 8% and 5%, respectively, between the third quarter of 2005 and the third quarter of 2006 to represent 31% of our total revenue each.
All regions remained largely unchanged in terms of their percentage contributions to our total revenue between the third quarter of 2005 and the third quarter of 2006. However, net revenue in dollar terms for the third quarter of 2006 was higher across all geographical regions compared to the corresponding period in 2005, except for net revenue for the Japan region which decreased by 59% between the third quarter of 2005 and the third quarter of 2006.
Cost of revenue and gross profit
Cost of revenue includes depreciation expense, attributed overheads, cost of labor and materials, subcontracted expenses for assembly and test services, masks generation costs, as well as amortization of certain technology licenses. Cost of revenue increased by 3.1% from $253.1 million in the third quarter of 2005 to $261.0 million in the third quarter of 2006 despite a 13.7% increase in shipments, as a large proportion of our cost of revenue is fixed in nature. Depreciation continued to be a significant portion of our cost of revenue, comprising 48.0% and 39.1% of our cost of revenue in the third quarters of 2005 and 2006, respectively.
Effective from the third quarter of 2006, we changed the estimated recoverable salvage values in relation to certain eight-inch process equipment and machinery to reflect higher expected recoverable salvage values than we have historically estimated. The change in the estimated recoverable salvage values is a change in accounting estimate applied prospectively from July 1, 2006 in accordance with FAS No. 154, “Accounting Changes and Error Corrections”. This change will result in lower depreciation over the remaining lives of the affected eight-inch process equipment and machinery. The impact of this change was a reduction to our cost of revenue of $4.3 million for the third quarter of 2006, resulting in an improvement of both our basic and diluted net earnings per ADS by $0.02 each for the third quarter of 2006. Basic and diluted net earnings per ordinary share for the third quarter of 2006 were $0.01 both before and after the impact of this change.
The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Cost per wafer shipped decreased by 8.1% from $906 (eight-inch equivalent) in the third quarter of 2005 to $832 (eight-inch equivalent) in the third quarter of 2006, primarily as a result of an increase in shipments by 13.7% between the third quarter of 2005 and the third quarter of 2006.
In the third quarter of 2005, our gross margin was 12.8%. Due to the increase in ASP per wafer primarily as a result of a higher mix of advanced technologies which command higher selling prices, and the decrease in cost per wafer primarily as a result of an increase in shipments, our gross margin was 26.5% in the third quarter of 2006.
In the third quarters of 2005 and 2006, we sold some of our inventories that we had previously written down to their estimated net realizable value. Such sales improved our gross profit by approximately $0.9 million and $0.8 million in the third quarters of 2005 and 2006, respectively.
Research and development expenses
Research and development (“R&D”) expenses consist primarily of our share of expenses related to the Chartered-IBM joint-development projects on 65nm and 45nm technology node processes, payroll related costs for R&D personnel, depreciation of R&D equipment and expenses related to the development of design kits and intellectual property solutions for design of integrated circuits. R&D expenses increased by 32.5% from $31.7 million in the third quarter of 2005 to $42.0 million in the third quarter of 2006 due primarily to increased activities related to the 65nm technology node in the third quarter of 2006.
Sales and marketing expenses
Sales and marketing expenses consist primarily of payroll related costs for sales and marketing personnel, Electronic Design Automation (“EDA”)-related expenses and costs related to pre-contract customer prototyping activities. EDA-related expenses and costs related to pre-contract customer prototyping activities relate to efforts to attract new customers and expand our penetration of existing customers. Sales and marketing expenses increased by 23.5% from $11.4 million in the third quarter of 2005 to $14.1 million in the third quarter of 2006 due primarily to higher payroll related expenses in the third quarter of 2006.
General and administrative expenses
General and administrative (“G&A”) expenses consist primarily of payroll related costs for administrative personnel, consultancy, legal and professional fees and depreciation of equipment used in G&A activities. G&A expenses increased by 21.3% from $9.4 million in the third quarter of 2005 to $11.4 million in the third quarter of 2006 due primarily to higher payroll related expenses in the third quarter of 2006.

Equity in income (loss) of SMP
Equity in income of Silicon Manufacturing Partners Pte Ltd (“SMP”) was $4.2 million in the third quarter of 2005 compared to $9.5 million in the third quarter of 2006, due primarily to lower manufacturing costs and higher revenue in the third quarter of 2006. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. In the third quarter of 2005, the equity in income of SMP was $4.2 million compared to our total net loss of $34.5 million. The equity in income of SMP was $9.5 million in the third quarter of 2006 compared to our total net income of $24.4 million.
We have provided the following information on our total business base revenue, which includes our share of SMP revenue, for the quarters ended September 30, 2005 and September 30, 2006. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under the strategic alliance agreement with Agere Systems Singapore Pte Ltd (“Agere”), the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Three months ended September 30,
	2005	2006
	(In millions)
Net revenue (U.S. GAAP)	$290.1	$355.3
Chartered’s share of SMP revenue	$26.4	$27.8
Net revenue including Chartered’s share of SMP	$316.5	$383.1
The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Three months ended September 30,
	2005		2006
	Excluding	Including	Excluding	Including
	Chartered's	Chartered's	Chartered's	Chartered's
	share	share	share	share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	270.7	295.2	307.9	337.0
ASP per wafer	$1,035	$1,039	$1,136	$1,120

Note:

*	Eight-inch equivalent wafers
Other income (loss), net
Other income (loss), net, in the third quarter of 2005 was a net loss of $4.4 million compared to a net income of $10.2 million in the third quarter of 2006 due primarily to an expense of $7.0 million related to the termination of hedging transactions and other costs as a result of the cash tender offer for the Convertible Notes in the third quarter of 2005 and gains resulting from changes in fair value of an interest rate swap prior to its designation as a hedging instrument in the third quarter of 2006.
Interest income
Interest income increased by 35.5% from $8.5 million in the third quarter of 2005 to $11.6 million in the third quarter of 2006, due primarily to higher interest rates.
Interest expense and amortization of debt discount
Interest expense and amortization of debt discount remained essentially flat between the third quarter of 2005 and the third quarter of 2006 at $22.6 million and $22.3 million, respectively, as the decrease in interest expense arising from lower principal loan balances was offset by higher interest rates in the third quarter of 2006 as compared to the third quarter of 2005.

Income tax expense
We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. In the third quarter of 2005, we recorded income tax expense of $5.0 million on a loss before income taxes of $29.5 million. In the third quarter of 2006, we recorded income tax expense of $11.4 million on an income before income taxes of $35.8 million. The pioneer tax-exempt status for Fab 2 expired on June 30, 2006 and income from our post-pioneer trade and development and expansion activities in Fab 2 is taxed at a concessionary tax rate of 10% for a 5-year period beginning July 1, 2006, as discussed in “Item 5. Operating and Financial Review and Prospects — Special Tax Status” of the Company’s Form 20-F for the year ended December 31, 2005. In computing the income tax expense for each quarter (other than the last quarter of a fiscal year), we apply an estimated annual effective tax rate. We have included the impact of the change in tax status for Fab 2 in determining the annual effective tax rate to apply to the income before taxes for the third quarter of 2006. This contributed to the increase in income tax expense in the third quarter of 2006 as compared to the third quarter of 2005.
Accretion to redemption value of convertible redeemable preference shares
We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion over the remaining period until the maturity date on August 17, 2010 using the effective interest method. Such accretion adjusts net income (loss) available to ordinary shareholders. The convertible redeemable preference shares were issued in the third quarter of 2005 and accretion charges for the third quarters of 2005 and 2006 were $0.8 million and $2.3 million, respectively.
NINE MONTHS ENDED SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2006
Net revenue
Net revenue increased 61.6% from $665.5 million for the nine months ended September 30, 2005 to $1,075.4 million for the nine months ended September 30, 2006 as we capitalized on the growth of our advanced technologies (0.13um and smaller process geometry technologies) for the nine months ended September 30, 2006.
Our customers continued to make increased use of our advanced technologies, and revenue from our 0.13um and smaller process geometry technologies increased by 147% between the nine months ended September 30, 2005 and the nine months ended September 30, 2006. Revenue from these advanced technologies represented 36% of our total revenue for the nine months ended September 30, 2005 as compared to 55% of our total revenue for the nine months ended September 30, 2006, of which 12% and 27% of our total revenue was attributable to revenue from our 90nm technologies for the nine months ended September 30, 2005 and 2006, respectively.
Shipments increased 46.6% from 650,243 wafers (eight-inch equivalent) for the nine months ended September 30, 2005 to 953,086 wafers (eight-inch equivalent) for the nine months ended September 30, 2006. ASP increased by 12.0% from $986 per wafer (eight-inch equivalent) to $1,104 per wafer (eight-inch equivalent) over the same period, due primarily to a higher mix of advanced technologies which command higher selling prices.
For the nine months ended September 30, 2005, the communications sector, which represented 38% of our total revenue, was our highest revenue contributor, followed by the computer and the consumer sectors which represented 28% of our total revenue each. For the nine months ended September 30, 2006, the consumer sector was our highest revenue contributor and represented 40% of our total revenue, while the communications and computer sectors represented 31% and 26% of our total revenue, respectively.
Due primarily to significantly higher demand for video game devices and to a lesser extent, higher demand for set-top box devices, consumer sector revenue increased by 131% between the nine months ended September 30, 2005 and the nine months ended September 30, 2006. Concurrently, communications sector revenue and computer sector revenue also increased, but to a lesser extent by 32% and 50%, respectively, between the nine months ended September 30, 2005 and the nine months ended September 30, 2006. The increase in communications sector revenue was due primarily to a higher demand for xDSL line cards, while the increase in computer sector revenue was due primarily to a higher demand for workstations and personal computer motherboard devices.
All regions remained largely unchanged in terms of their percentage contributions to our total revenue between the nine months ended September 30, 2005 and the nine months ended September 30, 2006. However, net revenue in dollar terms for the nine months ended September 30, 2006 was higher across all geographical regions compared to the corresponding period in 2005.

Cost of revenue and gross profit
Cost of revenue increased by 25.6% from $637.8 million for the nine months ended September 30, 2005 to $800.8 million for the nine months ended September 30, 2006 despite a 46.6% increase in shipments, as a large proportion of our cost of revenue is fixed in nature. Depreciation continued to be a significant portion of our cost of revenue, comprising 50.0% and 41.6% of our cost of revenue for the nine months ended September 30, 2005 and the nine months ended September 30, 2006, respectively.
Effective from the third quarter of 2006, we changed the estimated recoverable salvage values in relation to certain equipment and machinery to reflect higher expected recoverable salvage values than we have historically estimated. The change in the estimated recoverable salvage values is a change in accounting estimate to be applied prospectively from July 1, 2006 in accordance with FAS No. 154, “Accounting Changes and Error Corrections”. This change will result in lower depreciation over the remaining lives of the affected eight-inch process equipment and machinery. The impact of this change was a reduction to our cost of revenue of $4.3 million for the nine months ended September 30, 2006, resulting in an improvement of both our basic and diluted net earnings per ADS by $0.02 each for the nine months ended September 30, 2006. Basic and diluted net earnings per ordinary share for the nine months ended September 30, 2006 were $0.02 both before and after the impact of this change.
The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Cost per wafer shipped decreased by 13.4% from $948 (eight-inch equivalent) for the nine months ended September 30, 2005 to $821 (eight-inch equivalent) for the nine months ended September 30, 2006, primarily as a result of an increase in shipments by 46.6% between the nine months ended September 30, 2005 and the nine months ended September 30, 2006.
For the nine months ended September 30, 2005, our gross margin was 4.2%. Due to the decrease in cost per wafer primarily as a result of an increase in shipments, and the increase in ASP per wafer primarily as a result of a higher mix of advanced technologies which command higher selling prices, our gross margin was 25.5% for the nine months ended September 30, 2006.
During each of the nine month periods ended September 30, 2005 and 2006, we sold some of our inventories that we had previously written down to their estimated net realizable value. Such sales improved our gross profit by approximately $0.7 million and $1.8 million for the nine months ended September 30, 2005 and 2006, respectively.
Research and development expenses
R&D expenses increased by 31.9% from $86.7 million for the nine months ended September 30, 2005 to $114.3 million for the nine months ended September 30, 2006 due primarily to increased activities related to the 65nm technology node for the nine months ended September 30, 2006.
Sales and marketing expenses
Sales and marketing expenses increased by 24.9% from $32.0 million for the nine months ended September 30, 2005 to $40.0 million for the nine months ended September 30, 2006 due primarily to higher payroll related expenses for the nine months ended September 30, 2006.
General and administrative expenses
G&A expenses increased by 5.9% from $29.3 million for the nine months ended September 30, 2005 to $31.1 million for the nine months ended September 30, 2006 due primarily to higher payroll related expenses for the nine months ended September 30, 2006.
Fab start-up costs
Fab start-up costs, all related to Fab 7, were $22.7 million for the nine months ended September 30, 2005. No fab start-up costs were recorded for the nine months ended September 30, 2006 as Fab 7 entered commercial production during the second quarter of 2005.
Other operating expenses (income), net
Other operating expenses, net, of $3.7 million for the nine months ended September 30, 2005 related primarily to a fixed asset impairment charge on assets held for sale. Other operating income, net, of $3.8 million for the nine months ended September 30, 2006 related primarily to gain from the disposal of fixed assets, primarily from Fab 1.

Equity in income (loss) of SMP
Equity in income (loss) of SMP was a loss of $4.0 million for the nine months ended September 30, 2005 compared to income of $27.7 million for the nine months ended September 30, 2006, due primarily to higher revenue and lower manufacturing costs for the nine months ended September 30, 2006. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. For the nine months ended September 30, 2005, the equity in loss of SMP was $4.0 million compared to our total net loss of $186.1 million. The equity in income of SMP was $27.7 million for the nine months ended September 30, 2006 compared to our total net income of $62.0 million.
We have provided the following information on our total business base revenue, which includes our share of SMP revenue, for the nine months ended September 30, 2005 and September 30, 2006. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under the strategic alliance agreement with Agere, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Nine months ended September 30,
	2005	2006
	(In millions)
Net revenue (U.S. GAAP)	$665.5	$1,075.4
Chartered’s share of SMP revenue	$67.0	$87.5
Net revenue including Chartered’s share of SMP	$732.5	$1,162.9
The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Nine months ended September 30,
	2005		2006
	Excluding	Including	Excluding	Including
	Chartered's	Chartered's	Chartered's	Chartered's
	share	share	Share	Share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	650.2	705.9	953.1	1,042.1
ASP per wafer	$986	$1,003	$1,104	$1,094

Note:

*	Eight-inch equivalent wafers
Other income (loss), net
Other income (loss), net, for the nine months ended September 30, 2005 was a net income of $1.3 million compared to a net loss of $0.1 million for the nine months ended September 30, 2006. Other income, net, for the nine months ended September 30, 2005 included an expense of $7.0 million related to the termination of hedging transactions and other costs as a result of the cash tender offer for the Convertible Notes. Other loss, net, for the nine months ended September 30, 2006 included losses resulting from foreign currency fluctuations and an impairment loss on investments, partially offset by gains resulting from changes in fair value of an interest rate swap prior to its designation as a hedging instrument. Excluding these items in the nine months ended September 30, 2005 and 2006, other income remained essentially flat between the nine months ended September 30, 2005 and 2006.
Interest income
Interest income increased by 75.1% from $19.5 million for the nine months ended September 30, 2005 to $34.2 million for the nine months ended September 30, 2006, due to both higher interest rates and higher average principal balances.

Interest expense and amortization of debt discount
Interest expense and amortization of debt discount increased by 55.8% from $44.6 million for the nine months ended September 30, 2005 to $69.5 million for the nine months ended September 30, 2006, due primarily to higher interest expense resulting from higher interest rates and lower interest capitalization associated with capital expenditures related to Fab 7.
Income tax expense
We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. For the nine months ended September 30, 2005, we recorded income tax expense of $11.6 million on a loss before income taxes of $174.5 million. For the nine months ended September 30, 2006, we recorded income tax expense of $23.1 million on an income before income taxes of $85.1 million. The pioneer tax-exempt status for Fab 2 expired on June 30, 2006 and income from our post-pioneer trade and development and expansion activities in Fab 2 is taxed at a concessionary tax rate of 10% for a 5-year period beginning July 1, 2006, as discussed in “Item 5. Operating and Financial Review and Prospects — Special Tax Status” of the Company’s Form 20-F for the year ended December 31, 2005. In computing the income tax expense for each quarter (other than the last quarter of a fiscal year), we apply an estimated annual effective tax rate. We have included the impact of the change in tax status for Fab 2 in determining the annual effective tax rate to apply to the income before taxes for the nine months ended September 30, 2006. This contributed to the increase in income tax expense for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005. Non tax-deductible expenses also increased for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005 due primarily to an increase in R&D expenses that were incurred for overseas joint development work.
Accretion to redemption value of convertible redeemable preference shares
We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion over the remaining period until the maturity date on August 17, 2010 using the effective interest method. Such accretion adjusts net income (loss) available to ordinary shareholders. The convertible redeemable preference shares were issued in the third quarter of 2005 and accretion charges for the nine months ended September 30, 2005 and 2006 were $0.8 million and $7.1 million, respectively.
LIQUIDITY AND CAPITAL RESOURCES
Current and expected liquidity
As of September 30, 2006, our principal sources of liquidity included $796.9 million in cash and cash equivalents, and $591.1 million of unutilized banking facilities consisting of term loans and bank credit lines.
Working capital, which is calculated as the excess of current assets over current liabilities, was $550.3 million and $725.4 million as of December 31, 2005 and September 30, 2006, respectively. The change in working capital was due primarily to lower current installments of long-term debt as of September 30, 2006 as compared to December 31, 2005 as we fully repaid the CSP Syndicated Loan in September 2006 and fully redeemed the Convertible Notes which matured in April 2006.
On March 29, 2006, we entered into a call option transaction (“2006 Option”) with Goldman Sachs International (“GSI”) to replace the call option transaction that we previously had with GSI entered into in August 2004 (“2004 Option”), which expired on April 2, 2006. If the 2006 Option is exercised in full and physically settled we will receive approximately $285 million that can be used for repayment of debt and general corporate purposes. Under the 2006 Option, GSI may purchase up to 214.8 million of our ordinary shares at the price of S$2.15 per share. The 2006 Option contains early termination provisions, triggered by the closing price of our ordinary shares reaching and maintaining specified levels for a defined period of time. Under the terms of the 2006 Option, we have the right in all cases either to issue new ordinary shares to GSI or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011.
Our target cash and cash equivalents balance as of December 31, 2006 remains approximately at $700 million. This is based on our cash and cash equivalents of $797 million as of September 30, 2006, planned draw downs of our existing credit facilities of approximately $60 million and expected cash outflows for capital expenditures of approximately $275 million for the fourth quarter of 2006. Our target cash and cash equivalents balance also depends on our ability to generate operating cash flow for the fourth quarter of 2006 and will depend largely on our operations and other factors, as discussed in “Item 3. Key Information — D. Risk Factors — Risks Related To Our Operations — Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance” and elsewhere in the Company’s Form 20-F for the year ended December 31, 2005.

Based on our current level of operations, we believe that our cash on hand, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our 2006 capital and research and development expenditures and working capital needs. Depending on the pace of our future growth and technology upgrades and migration, we may require additional financing from time to time, including for purposes of funding the capital expenditure to equip Fab 7 to its full planned capacity of 30,000 300-mm wafers per month. The completion of Fab 7 is expected to take a number of years and will be paced by customer demand and industry conditions. Our total capital investment in Fab 7 at completion is expected to be approximately $2,700 million to $3,000 million.
We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs and may take advantage of favorable market conditions to raise additional financing.
There can be no assurance that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future, or that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.
Historic operating cash flows
Net cash provided by operating activities was $218.5 million and $421.5 million for the nine months ended September 30, 2005 and 2006, respectively. The $203.0 million improvement in cash provided by operating activities between the nine months ended September 30, 2005 and the nine months ended September 30, 2006 was due primarily to higher collections as a result of higher sales and higher dividends received from SMP, partially offset by higher payments to creditors and higher interest payments on outstanding loans for the nine months ended September 30, 2006.
Net cash provided by operating activities for the nine months ended September 30, 2005 included receipt of pre-payments of $40.0 million from a customer for future purchases which also secures access to wafer capacity, of which a fixed amount per wafer will be recorded by us as additional revenue for every qualifying wafer purchased by the customer, with no future related cash inflows. There was no receipt of pre-payment for future purchases for the nine months ended September 30, 2006. We recorded revenue of $3.3 million and $10.4 million related to such arrangements with no related cash inflows for the nine months ended September 30, 2005 and 2006, respectively. Net cash provided by operating activities for the nine months ended September 30, 2005 also included dividends received from SMP of $6.3 million, as compared to $28.6 million for the nine months ended September 30, 2006.
Historic investing cash flows and capital expenditures
Net cash used in investing activities was $487.9 million and $291.9 million for the nine months ended September 30, 2005 and 2006, respectively. Investing activities consisted primarily of capital expenditures totaling $525.0 million and $374.9 million for the nine months ended September 30, 2005 and 2006, respectively. Capital expenditures for the nine months ended September 30, 2005 and 2006 related mainly to the equipping of Fab 7 as part of its phase 1 ramp and capacity additions in Fab 6. Investing activities for the nine months ended September 30, 2005 also included proceeds from the redemption and maturity of marketable instruments and payments for technology licenses, while investing activities for the nine months ended September 30, 2006 also included refund of deposits placed with a vendor, increase in restricted cash, proceeds from maturity and disposal of marketable investments, refundable deposits placed with a vendor, proceeds from sale of property, plant and equipment, payments for technology licenses and return of capital from SMP.
We expect our aggregate capital expenditures for 2006 to be approximately $650 million, of which approximately $550 million is expected to be utilized for capital expenditures for the further expansion of capacities of 0.13um and smaller process geometry technologies for our fabs. The remaining amount is expected to be utilized primarily for purchases of information systems, and for adding equipment in our fabs running more mature technologies to maximize utilization corresponding to the anticipated product mix. As of December 31, 2005 and September 30, 2006, we had commitments on contracts for capital expenditures of $205.7 million and $687.5 million, respectively.
We are taking a phased approach to the full equipping of Fab 7 to 30,000 300-mm wafers per month, which is expected to take a number of years and will be paced by customer demand and industry conditions. We estimate aggregate capital expenditures for phase 1 of our build-out of production capacity in Fab 7 to 18,000 300-mm wafers per month to be $1,700 million. As of December 31, 2005 and September 30, 2006, we have spent an accumulated total of $1,201.9 million and $1,504.0 million, respectively, on the equipping of Fab 7 as part of its phase 1 ramp. At completion, which is expected to give Fab 7 a capacity of around 30,000 300-mm wafers per month, our total capital investment in Fab 7 is expected to be approximately $2,700 million to $3,000 million.
The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment, such as the one that existed in 2001 and 2002. However, the semiconductor market is characterized by rapid technological change and the importance of economies of scale, which we expect to result in significant capital expenditure requirements. Factors that may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry as discussed in “Item 3. Key Information — D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and the Company’s Prospectus Supplement dated March 30, 2006.
Historic financing cash flows
Net cash provided by financing activities was $547.6 million for the nine months ended September 30, 2005 while net cash used in financing activities was $153.3 million for the nine months ended September 30, 2006 respectively. Net cash provided by financing activities for the nine months ended September 30, 2005 consisted primarily of the draw down of loan facilities, the issuance of the 5.75% senior notes due 2010, the 6.375% senior notes due 2015, the Amortizing Bonds and the convertible redeemable preference shares, and receipts of customer deposits to secure wafer capacity for one of our more advanced technologies, partially offset by repayments of debt, including the repurchase of the Convertible Notes and the related interest payments arising from the cash tender offer for the Convertible Notes. Net cash used in financing activities for the nine months ended September 30, 2006 consisted primarily of repayments of debt and refund of customer deposits, partially offset by debt borrowings and receipts of customer deposits. The SMBC/OCBC Term Loan was fully repaid using the proceeds from the issuance of the Senior Notes due 2013 in April 2006. Refer to Note 9 of the unaudited condensed consolidated financial statements for more details on our outstanding loans.
INVESTMENT IN SMP
Our investment in SMP as of December 31, 2005 and September 30, 2006 is shown below:

	As of
	December 31,	September 30,
	2005	2006
	(In thousands)
Cost	$100,535	$100,535
Share of retained post-formation income (loss)	(20,681)	6,983
Share of accumulated other comprehensive loss	(10)	(2)
Dividends received	(29,460)	(58,091)

	$50,384	$49,425

In October 2005, SMP reorganized its paid-up share capital and returned a portion to its shareholders in the form of cash, our entitlement being $20.4 million, in a capital reduction sanctioned by the High Court of Singapore. As of September 30, 2006, we had received the full amounts due to us arising from the return of capital from SMP. The capital reduction through the extinguishment of accumulated losses does not qualify as quasi-reorganization under U.S. GAAP.
We account for our 49.0% investment in SMP using the equity method. Under the joint venture agreement with Agere, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs.
Consequently the equity in income (loss) of SMP and the share of retained post formation loss that is included in our condensed consolidated statements of operations and condensed consolidated balance sheets are different than the amount that would be obtained by applying a 49.0% ownership percentage to the summarized financial information for SMP shown below.
We did not receive any dividend from SMP for the three months ended September 30, 2005 while we received dividends of $6.3 million from SMP for the nine months ended September 30, 2005. We received dividends of $7.9 million and $28.6 million for the three and nine months ended September 30, 2006, respectively.
We have also signed an assured supply and demand agreement with Agere and SMP. Under this agreement, each party is billed for allocated wafer capacity if the wafers started for production for them are less than their respective allocated capacity. These billings, if any, do not change the equity in income (loss) of SMP that we recognize in our consolidated statements of operations. For the three and nine months ended September 30, 2006, the wafers started for us were less than the allocated capacity, however both parties have agreed that such billings for this period will be waived. There were also no such billings made to us for the corresponding periods in 2005. To the extent the wafers started for us are less than our allocated capacity in the future, there is no assurance that the billings for our allocated wafer capacity would continue to be waived.

Included in receivables and payables are amounts due from or to SMP:

	As of
	December 31,	September 30,
	2005	2006
	(In thousands)
Amounts due from SMP	$11,827	$12,213
Amounts due to SMP	$94	$218
Summarized unaudited financial information for SMP is shown below:

	As of
	December 31,	September 30,
	2005	2006
	(In thousands)
Current assets	$71,101	$96,313
Other assets	34	55
Property, plant and equipment	55,758	26,847
Current liabilities	(31,311)	(28,575)
Other liabilities	(8)	(16)

Shareholders’ equity	$95,574	$94,624

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2006	2005	2006
	(In thousands)
Net revenue	$46,372	$48,822	$145,675	$154,398
Gross profit (loss)	(190)	9,911	(6,502)	29,439
Operating income (loss)	(1,132)	9,168	(9,784)	27,027
Net income (loss)	(770)	9,547	(9,026)	27,665
Item 3. Quantitative and Qualitative Disclosures About Market Risk
Our exposure to financial market risks results primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which is intended for hedging purposes and not for speculative purposes.
Interest rate risk
We are exposed to interest rate risk on our existing floating rate debt and on additional debt financing that may periodically be needed for the capital expenditures associated with our capacity expansion and new fabs. The interest rate that we will be able to obtain on debt financing will depend on market conditions at that time, and may differ from the rates we have secured on our current debt.
The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps, long-term debt and capital lease obligations. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average floating rates are based on prevailing floating interest rates related to these obligations as of September 30, 2006. While cash flows are denominated in both U.S. dollars (US$) and Singapore dollars (S$) as indicated in parentheses, the information is presented in U.S. dollar equivalents, which is our reporting currency.

	As of September 30, 2006
	Expected Maturity Date
	(In Thousands, except interest rates)
								Fair
	2006	2007	2008	2009	2010	Thereafter	Total	Value
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS:

Floating rate debt (US$)	—	$114,857	$64,855	$64,855	$64,855	$64,855	$374,277	$374,277

Weighted average interest rate	—	5.95%	5.73%	5.73%	5.73%	5.73%	5.80%

Fixed rate debt (US$)(1)	—	$8,774	$9,308	$9,875	$385,476	$550,000	$963,433	$962,278

Weighted average interest rate	—	6.00%	6.00%	6.00%	5.76%	6.31%	6.08%

Capital lease obligations (S$)	$833	$3,887	$4,157	$4,445	$4,753	$57,573	$75,648	$75,648

Weighted average interest rate	6.58%	6.72%	6.72%	6.73%	6.73%	7.19%	7.07%

Total	$833	$127,518	$78,320	$79,175	$455,084	$672,428	$1,413,358	$1,412,203

	As of September 30, 2006
	Expected Maturity Date
	(In Thousands, except interest rates)
								Fair
	2006	2007	2008	2009	2010	Thereafter	Total	Value
INTEREST RATE DERIVATIVES
Interest rate swap(1):
Fixed to Floating (US$)	—	—	—	—	—	$300,000	$300,000	$3,315
Average pay rate	—	—	—	—	—	6.25%
Average receive rate	—	—	—	—	—	LIBOR plus 0.93%

	As of
	December 31, 2005
	(In Thousands)
	Total	Fair Value
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS:
Floating rate debt (1)	$686,657	$686,657
Fixed rate debt	768,858	779,768
Capital lease obligations	63,931	63,931

Total	$1,519,446	$1,530,356

Note:

(1)	The SMBC/OCBC Term Loan, which bears floating interest at LIBOR plus 1.75% as of December 31, 2005, was fully repaid using the proceeds from the issuance of the 6.25% senior notes due 2013 in April 2006. We entered into an interest rate swap to economically swap the fixed-rate interest obligation associated with the 6.25% senior notes due 2013 from a fixed-rate interest obligation to a floating-rate interest obligation based on LIBOR for U.S. dollars plus 0.93%.
As of September 30, 2006, after taking into account the economic effect of hedging instruments, 49.4% and 50.6% of our interest rate payment obligations are at fixed rates and floating rates, respectively. We do not have cash flow and earnings exposure due to market interest rate changes for our fixed debt obligations while we have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations. Based on our interest rate payment obligations as of September 30, 2006, a 0.5% increase in interest rates would increase our floating interest payments by 8.4% annually.

Foreign currency risk
Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, which is our reporting and functional currency, against the Japanese yen, the Singapore dollar and the Euro. Other than a portion of our cash and cash equivalents, payables, and capital lease obligations, our financial assets and liabilities are primarily denominated in U.S. dollar.
As of September 30, 2006, 1%, 11%, and 5% of our cash and cash equivalents were denominated in Japanese yen, Singapore dollars and Euro, respectively. For our payables, 15%, 8%, and 3% were denominated in Japanese yen, Singapore dollars and Euro, respectively, while 100% of our capital lease obligations were denominated in Singapore dollars.
We minimize our currency risk by purchasing certain raw materials and equipment in U.S. dollars and borrowing in U.S. dollars. In addition, to protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, from time to time we utilize currency forward contracts. We use these instruments as economic hedges to minimize our exposure to specific currency risks related to equipment purchase commitments denominated primarily in Japanese Yen and Euros. We do not use currency forward contracts to hedge 100% of our foreign currency denominated firm liabilities and commitments. Other than currency forward contracts, we also utilize natural hedging by maintaining foreign currency bank deposits and utilizing these for settlement of foreign currency liabilities. As of December 31, 2005, we had $5.9 million, $10.8 million and $16.1 million in U.S. dollar equivalents of bank deposits denominated in Japanese Yen, Singapore dollar and Euro, respectively. As of September 30, 2006, we had $7.4 million, $87.3 million and $41.0 million in U.S. dollar equivalents of bank deposits denominated in Japanese Yen, Singapore dollar and Euro, respectively.
The table below provides information about our foreign currency forward contracts and presents the information in U.S. dollar equivalents.

	As of September 30, 2006
	Expected Maturity Date Of Notional Amounts					As of December 31, 2005
	(in thousands, except exchange rates)					(in thousands)
	2006	2007	Thereafter	Total	Fair Value	Total	Fair Value
FORWARD FOREIGN EXCHANGE AGREEMENTS:
(Receive Yen/Pay US$)
Contract Amount	$16,347	$32,201	—	$48,548	$(1,309)	$30,024	$(208)
Average Contractual Exchange Rate	113.56	112.85	—
(Receive S$/Pay US$)
Contract Amount	$21,008	—	—	$21,008	$(5)	$11,976	$1
Average Contractual Exchange Rate	1.59	—	—
(Receive Euros/Pay US$)
Contract Amount	$2,568	—	—	$2,568	$62	$1,102	$(107)
Average Contractual Exchange Rate	1.24	—	—

Total Contract Amount	$39,923	$32,201	—	$72,124	$(1,252)	$43,102	$(314)

Item 4. Controls and Procedures
Not applicable.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings
The Company is not involved in any legal proceedings that we believe would be materially harmful to the Company.
Item 2. Unregistered Sales of Equity and Use of Proceeds
None.
Item 3. Defaults Upon Senior Securities
None.
Item 4. Submission of Matters to a Vote of Security Holders
None.
Item 5. Other Information
None.
Item 6. Exhibits and Reports
(a)	Exhibit
None.
(b)	Reports on Form 6-K
During the quarter ended September 30, 2006, the Company submitted the following reports on Form 6-K:
1.	On July 21, 2006, we submitted a Form 6-K announcing our second quarter 2006 results.

2.	On August 9, 2006, we submitted a Form 6-K reporting our quarterly information for the quarter ended June 2006.

3.	On September 6, 2006, we submitted a Form 6-K announcing our guidance for our third quarter 2006 results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 30, 2006

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ Chia Song Hwee
	Name:	Chia Song Hwee
	Title:	President and Chief Executive Officer

By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer